Exhibit 99.1

MindMed Provides Status Update on IND for Phase 2b Trial of LSD for the Treatment of Generalized Anxiety Disorder

- FDA has issued a clinical hold on initial IND submission required to initiate Phase 2b trial of LSD for the treatment of generalized anxiety disorder-

NEW YORK, December 21, 2021-- Mind Medicine (MindMed) Inc. (NASDAQ: MNMD), (NEO: MMED), (DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, today announced that the U.S. Food and Drug Administration (FDA) has placed a clinical hold on its IND submission intended to support the initiation of a Phase 2b trial of lysergic acid diethylamide (LSD) for the treatment of generalized anxiety disorder (GAD). Additional detail regarding the FDA’s decision is expected within 30 days.

“Our team has a tremendous sense of urgency to bring new treatments, such as LSD, to the many patients in need, particularly given the growing mental health epidemic,” said Robert Barrow, Chief Executive Officer and Director of MindMed. “We remain highly confident in the therapeutic potential of LSD to usher in a new treatment paradigm for these disorders and we look forward to working closely with FDA to satisfy all outstanding concerns as rapidly as possible.”

About GAD

GAD is a chronic, often debilitating mental health disorder that affects approximately 6% of U.S. adults in their lifetimes. Symptoms of GAD include excessive anxiety and worry that persists for over six months, which can lead to significant impairments in social, occupational and other functioning, according to the National Institute of Mental Health (NIMH). While there is substantial diagnostic overlap between GAD, Major Depressive Disorder and other major mental health disorders, there has been very little innovation focused on the treatment of GAD in the past several decades.

About MindMed

MindMed is a clinical-stage biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address mental health and addiction. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding the therapeutic potential of LSD and the ability to initiate a Phase 2b trial of LSD for the treatment of GAD, the expected timing of additional information regarding the FDA’s decision and working closely with the FDA to satisfy all outstanding concerns as rapidly as possible. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

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